Exhibit T3B.14

Notarial certification in accordance with Section 54 (1) of the GmbH Act

The provisions amended in the attached articles of association are consistent with the resolutions on the amendment of the articles of association adopted in my deed no. 1938/2021 and the unchanged provisions are consistent with the most recent full wording of the articles of association submitted to the commercial register.

Heppenheim, the 16.12.2021

Gerolf Weimar, Notary

Articles of Association

1.	Company and registered office

1.1	The name of the company is:

Intrum Deutschland GmbH.

1.2	The company is based in Heppenheim.

2.	Object of the company

2.1

On the one hand, the purpose of the company is brokerage and sale of international trade information, the verification of the creditworthiness and solidity of commercial enterprises, debt collection activities, International marketing service, Export assistance for companies in German-speaking and Scandinavian countries, the sale of publications in this context, Invoicing and dunning service, and accounts receivable.

2.2

On the other hand, the purpose of the company is to invest in other companies in Germany and abroad and to exercise holding functions in the context of managing and monitoring these companies, including taking over the management of such companies. The company may take over and represent other companies of the same or a similar nature, acquire interests in such companies and take over their management and establish branch offices.

2.3	The company may conduct all business and take all actions that are suitable to directly or indirectly serve the purpose of the company.

3.	Share capital

3.1	The share capital amounts to EUR 2,050,000 (in words: two million fifty-five thousand euros).

4.	Disposal of shares

The disposal of a share or part of a share, in particular assignment or pledging, requires the written consent of the company. The shareholders’ meeting decides on the granting of consent.

5.	Management and representation

5.1

The company has one or more managing directors. The company is represented by one managing director alone if he is the sole managing director or if the shareholders have authorized him to act alone. Otherwise, the company is represented by two managing directors jointly or by one managing director together with an authorized signatory (Prokurist).

5.2	The managing directors may be released from all or individual restrictions of Section 181 BGB by shareholders’ resolution.

6.	Duration of the company, financial year

6,1	The company begins with its entry in the commercial register. The duration of the company is indefinite.

6.2

The company’s first financial year runs from the date of entry in the commercial register until December 31 of the year of incorporation, after which the financial year corresponds to the calendar year,

7.	Announcements

Announcements of the company are only made in the Federal Gazette for the Federal Republic of Germany.

8.	Final provisions

8.1	The place of performance and jurisdiction is the respective registered office of the company.

8.2

Should provisions of this contract be or become invalid in whole or in part, this shall not affect the validity of the remainder of the contract. By way of interpretation or reinterpretation, a provision shall be found that achieves the purpose of the invalid provision to the extent permitted by law. The shareholders are obliged to replace the invalid provision for the future with an express provision that achieves the economic purpose of the invalid provision, insofar as legally permissible.

I hereby certify that the image data contained in this file (copy) corresponds the paper document (original) in my possession.

Heppenheim, 23.12.2021

Gerolf Weimar, notary public